

HOLDING

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Dagmar Roed
Telephone +49/89/20 30 07-773
Fax +49/89/20 30 07-772
E-mail Dagmar.Roed
@HypoRealEstate.com

Rule 12g3-2(b) File No.
82-34748

Date 01 April 2005

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Martina Peterhofen   Dagmar Roed

Enclosures

(1) 22 March 2005	Press release: Hypo Real Estate Bank International successfully closes its first deal in Russia
(2) 21 March 2005	Press release: Hypo Real Estate Bank International: Succesful completion of £ 120 million re-financing for Dunedin Property on two shopping centres in Chatham and Stretford
(3) 21 March 2005	Press release: Reinhold Güntner has been appointed to the Managing Board of Hypo Real Estate Bank AG
(4) 14 March 2005	Press release: Manfred Weil appointed an ordinary member of the Management Board of Württembergische Hypothekenbank AG
(5) 14 March 2005	Press release: Dr. Robert Grassinger appointed an ordinary member and Deputy Spokesman of the Management Board of Württembergische Hypothekenbank AG



Press release

Hypo Real Estate Bank International successfully closes its first deal in Russia

- **Volume: US$ 23 million**
- **Jürgen Fenk: "International investors increasingly focusing on the Moscow real estate market"**

Munich, March 22nd 2005: Hypo Real Estate Bank International has successfully completed its first Russian property financing. The customer and investor is the closed real estate fund Fleming Family & Partners Russian Real Estate Limited. The deal involves the purchase of a nine-storey office building in central Moscow, which is let to internationally-known companies such as KPMG, General Motors and Delta Airlines. The financing volume of the transaction, which was completed on March 16th , is US$ 23 million.

"International investors are becoming increasingly interested in top-class commercial real estate in Russia. Investor interest focuses mainly on the conurbations of Moscow and St. Petersburg. International investments are being channelled primarily into office and logistics properties which meet international standards", says Jürgen Fenk, Executive Director of Hypo Real Estate Bank International, "With our first transaction in Russia, we intend to take advantage of the opportunities provided by this emerging market and to further diversify our international portfolio."

Notes for editors:

Hypo Real Estate Bank International, Dublin
Hypo Real Estate Bank International, Dublin, is part of the Hypo Real Estate Group (HREG), one of the largest European providers of commercial real estate financing. HREG consists of the non-operational listed holding company and three operational business units. Besides Hypo Real Estate Bank International with headquarters in Dublin, these are Württembergische Hypothekenbank AG *(WuerttHyp)* Stuttgart and Hypo Real Estate Bank AG, Munich, Germany.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

Fleming Family & Partners Russian Real Estate Limited
The closed real estate fund Fleming Family & Partners Russian Real Estate Limited was set up in mid-2003. The main investors are the Fleming family, Immoeast and the General Electric pension fund. The fund invests in top commercial real estate in Moscow and St. Petersburg.

Press contact:
Hypo Real Estate Group
Oliver Gruß
Telephone: +49 (0)89 203007 781
Telefax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Hypo Real Estate
GROUP

Press release

Hypo Real Estate Bank International: Successful completion of £120 million re-financing for Dunedin Property on two shopping centres in Chatham and Stretford.

London/Dublin/Munich, March 21st 2005: Hypo Real Estate Bank International announces that it has provided £120 million (€173.3 million) of term financing to assist Dunedin Property in restructuring its ownership of shopping centres at Chatham, Kent and Stretford, Manchester. The transaction closed on March 14th.

Dunedin Property is a private company which currently has a portfolio of £600 million inclusive of three large shopping centres, a mixed use portfolio, central London offices and a business park in Scotland.

Chatham and Stretford between them provide c.700,000 square feet of covered shopping, each being the dominant centres within their respective locations.

Commenting, Harin Thaker, recently appointed CEO of the bank's European business platform, said: "We have a long standing relationship with Dunedin which we are very pleased to build on with this transaction."

END

Press contact:
Oliver Gruss
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Notes to editors:

Hypo Real Estate Bank International
Hypo Real Estate Bank International based in Dublin, Ireland, is part of the Hypo Real Estate Group (HREG).The corporate group comprise the non-operational, listed holding company, Hypo Real Estate Holding AG headquartered in Munich and three operational business units. Besides Hypo Real Bank International with headquarters in Dublin, these are Württembergische Hypothekenbank AG (WürttHyp) with headquarters in Stuttgart and Munich-based Hypo Real Estate Bank AG. Hypo Real Estate Group is one of Europe's largest providers of commercial real estate finance.


Hypo Real Estate
GROUP

Press release

Reinhold Güntner has been appointed to the Managing Board of Hypo Real Estate Bank AG

Munich, March 21st 2005: The Supervisory Board of Hypo Real Estate Bank AG has appointed Reinhold Güntner (52) as a deputy member of the Managing Board of Hypo Real Estate Bank AG with effect from 1 April 2005. Together with the Managing Board spokesman Frank Lamby (International Customers /Structured Finance), he will be responsible for the sales of the bank. He will assume responsibility for "South/West" (based in Munich), "North" (based in Hamburg) and "East" (based in Berlin).

Güntner is a banker and economist, and following training started his career in 1983 at the Corporate Client Business segment at Bayerische Vereinsbank AG, where he assumed responsibility for the newly established real estate customer department in 1989. Starting in 1993, Güntner was responsible for the unit Real Estate Large Clients in Munich, and starting in 1998 was also responsible for the business segment Munich in the Real Estate Financing division of HypoVereinsbank (HVB). As part of the process whereby the Hypo Real Estate Group was spun off from HVB, Güntner moved to Hypo Real Estate Bank AG in mid-2003 as the head of the credit and restructuring division.

Gerhard Meitinger (39) is a new "Generalbevollmächtigter" (universal agent) of Hypo Real Estate Bank AG .

Hypo Real Estate Bank AG

Hypo Real Estate Bank AG, Munich, is part of the Hypo Real Estate Group (HREG), one of the largest European providers of commercial real estate financing. HREG consists of the non-operational listed holding company Hypo Real Estate Holding AG, based in Munich, and three operating entities.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

These are *Hypo Real Estate Bank AG Deutschland* in Munich, *Hypo Real Estate Bank International* in Dublin and *Württembergische Hypothekenbank AG (WürttHyp)* in Stuttgart.

Press contact:
Hypo Real Estate Group
Oliver Gruß
Telephone: +49 (0)89 203007 781
Telefax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com


Württemberger
Hypo

Manfred Weil appointed an ordinary member of the Management Board of Württembergische Hypothekenbank AG

Stuttgart, March 14th 2005: The Supervisory Board of Württembergische Hypothekenbank AG (Württemberger Hypo), Stuttgart, has appointed Manfred Weil an ordinary member of the Management Board of the Bank with effect from 1 April 2005. Mr. Weil will be responsible for the New Foreign Business, Personnel and Legal Affairs Divisions.

A trained lawyer, Mr. Weil joined Württemberger Hypo in 1978 after his studies and a probationary training period as a board of directors' assistant. In 1984 he took up the post of Head of the Board of Directors' Secretariat and Municipal Business Division. In 1992 he assumed responsibility for the development of foreign loan business. In his capacity as Head of Division, he was responsible for all the Bank's new foreign business. He was appointed General Manager in 1998 and then a deputy member of the Board of Directors of the Bank on 1 August 2004.

Press Contact:

Württemberger Hypo
Rudolf Geller
Tel.: +49 (0)711 2096-350
Fax: +49 (0)711 2096-179
e-mail: rudolf.geller@wuertt-hyp.de

Hypo Real Estate Group:
Oliver Gruss
Tel.: +49 (0)89 203007-781
Fax: +49 (0) 89 203007-772
e-Mail: oliver.gruss@hyporealestate.com


Württemberger
Hypo

Dr. Robert Grassinger appointed an ordinary member and Deputy Spokesman of the Management Board of Württembergische Hypothekenbank AG

Stuttgart, March 14th 2005: The Supervisory Board of Württembergische Hypothekenbank AG (Württemberger Hypo), Stuttgart, has appointed Dr. Robert Grassinger an ordinary member and Deputy Spokesman of the Management Board with effect from 1 April 2005. Dr. Grassinger will be responsible for the Capital Markets, Treasury and Business Organisation/Corporate Development Divisions.

After undergoing training as a bank employee, studying economics in Munich and obtaining a doctorate in political science in Mainz, Dr. Grassinger began his career in 1997 as Head of the Corporate Planning Department at Württemberger Hypo. In 2000 he became Deputy Head of the Bank's Foreign Department. He has held the post of Head of the Financial Markets Department since 2003. In July 2003 he was appointed to the post of General Manager and then a deputy member of the Board of Directors with effect from 1 April 2004.

Ansprechpartner für die Presse:

Württemberger Hypo
Rudolf Geller
Fon: +49 (0)711 2096 350
Fax: +49 (0)711 2096 179
E-Mail:rudolf.geller@wuertt-hyp.de

Hypo Real Estate Group:
Oliver Gruß
Fon: +49 (0)89 203007 781
Fax: +49 (0) 89 203007 772
E-Mail: oliver.gruss@hyporealestate.com